09040314

SEC Mail Processing Section

MAR 02 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd. Suite 1200
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen C. Sloan (214) 871-5404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff & Company, LLP
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	Texas	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON A. KOONS
MY COMMISSION EXPIRES
December 5, 2011

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT SECURITIES, LP

Financial Statements
with
Independent Auditors' Report
and
Accompanying Information

December 31, 2008 and 2007

CP COGENT SECURITIES, LP

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying statements of financial condition of CP Cogent Securities, LP (the Partnership), as of December 31, 2008 and 2007, and the related statements of income, changes in partners' capital, and cash flows for the years then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, LLP

February 25, 2009

CP COGENT SECURITIES, LP

Statements of Financial Condition
December 31, 2008 and 2007

		2008		2007
ASSETS				
Cash and cash equivalents	$	**9,083,446**	$	6,985,315
Accounts receivable		**2,813,562**		4,835,682
Prepaid assets		**5,281**		-
Interest receivable		**1,351**		-
Total assets	$	**11,903,640**	$	11,820,997
LIABILITIES AND PARTNERS' CAPITAL				
Accounts payable	$	**-**	$	1,688
State income taxes payable		**54,000**		38,610
Due to affiliate		**7,088,381**		5,831,911
Total liabilities		**7,142,381**		5,872,209
Partners' capital		**4,761,259**		5,948,788
Total liabilities and partners' capital	$	**11,903,640**	$	11,820,997

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Income
Years Ended December 31, 2008 and 2007

		2008		2007
Transaction income	**$**	**24,956,652**	$	17,967,213
Expenses		**13,128,325**		15,956,652
		11,828,327		2,010,561
Interest income (expense)		**(19,262)**		115,620
Income before state income taxes		**11,809,065**		2,126,181
State income taxes		**90,188**		204,511
Net income	**$**	**11,718,877**	$	1,921,670

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Changes in Partners' Capital
Years Ended December 31, 2008 and 2007

	General Partner	Limited Partner	Total
Balance at December 31, 2006	$ 8,341	$ 8,331,864	$ 8,340,205
Distributions	(4,313)	(4,308,774)	(4,313,087)
Net income	1,922	1,919,748	1,921,670
Balance at December 31, 2007	5,950	5,942,838	5,948,788
Distributions	**(12,906)**	**(12,893,500)**	**(12,906,406)**
Net income	**11,719**	**11,707,158**	**11,718,877**
Balance at December 31, 2008	**$ 4,763**	**$ 4,756,496**	**$ 4,761,259**

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

		2008		2007
Cash flows from operating activities:				
Net income	$	11,718,877	$	1,921,670
Adjustments to reconcile net income to net cash provided by operating activities:				
Accounts receivable		2,022,120		740,509
Prepaid expenses		(5,281)		-
Interest receivable		(1,351)		-
Accounts payable		(1,688)		688
State income taxes payable		15,390		38,610
Due to affiliate		1,256,470		3,559,116
Net cash provided by operating activities		15,004,537		6,260,593
Cash flows from financing activities:				
Partners' capital distributions		(12,906,406)		(4,313,087)
Net increase in cash and cash equivalents		2,098,131		1,947,506
Cash and cash equivalents, beginning of year		6,985,315		5,037,809
Cash and cash equivalents, end of year	$	9,083,446	$	6,985,315
Supplemental Cash Flow Information:				
Cash paid for state taxes	$	31,256	$	164,178

See accompanying notes to financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization
CP Cogent Securities, LP (the Partnership) is a limited partnership organized under the laws of the State of Texas. The Partnership is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the General Partner), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the Limited Partner). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash and cash equivalents
The Partnership considers all highly-liquid, short-term investments having maturities when purchased of ninety days or fewer to be cash equivalents. The Partnership had $8,594,445 and $6,489,248 in cash equivalents at December 31, 2008 and 2007, respectively.

Concentrations of credit risk
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and unsecured accounts receivable. Cash and cash equivalents are maintained in bank accounts that at times could exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Management analyzes the accounts receivable on a periodic basis, and accounts are written-off when they are deemed uncollectible. At December 31, 2008 and 2007, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the years ended December 31, 2008 and 2007.

For the year ended December 31, 2008, approximately 12% and 11% of transaction income related to two customers. These customers had no accounts receivable balances outstanding at December 31, 2008. Approximately 41%, 36%, and 20% of accounts receivable outstanding at December 31, 2008, related to three other customers.

For the year ended December 31, 2007, approximately 24%, 12%, 10%, and 10% of transaction income related to four customers. Accounts receivable from one of these customers amounted to $1,534,113, representing approximately 32% of accounts receivable outstanding at December 31, 2007. Approximately 21%, 20%, and 14% of additional accounts receivable outstanding at December 31, 2007 related to three other customers.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Fair value of financial instruments
The Partnership's financial assets consisting of cash and accounts receivable are carried at amounts that because of their short-term nature, approximate fair value.

Income taxes
Federal income taxes have not been provided for by the Partnership as the partners are individually liable for federal income taxes based on the Partnership's taxable income. The Partnership is subject to state and local income taxes.

In June 2006, the FASB released FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. When FIN 48 is implemented, reporting entities will utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. As deferred by the guidance in FSP FIN 48-3, the Partnership is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Partnership has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Partnership continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Partnership has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnerships assessment of potentially doubtful accounts receivable, allocations of expenses under an expense sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Transaction income
Transaction income is recognized at the close of the transaction on which the fees are based.

Recent accounting pronouncements
In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards (SAS) No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* (SAS 69). SAS 69 has been criticized because it is directed to the auditor rather than the entity. SFAS 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. It is only effective for nongovernmental entities; therefore, GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The Partnership is currently evaluating the impact adoption of SFAS 162 may have on the financial statements.

Note 2 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $1,770,500 and $978,450, which is $1,294,103 and $586,774, respectively, in excess of its minimum net capital requirement of $476,397 and $391,676 at that date. Net capital as reported in the Partnership's Part IIA (unaudited) Focus report as of December 31, 2008 and 2007, was $1,751,052 and $1,017,060, respectively, which was less than the audited amount for the current year due to an adjustment recorded for the expense allocation after the Focus report was filed. In the prior year, the Focus report net capital was higher than the audited amount because the Partnership had not yet recorded a provision for Texas margin tax at the time the unaudited Focus report was filed. The Partnership's ratio of aggregate indebtedness to net capital was 4.00 to 1 and 6.00 to 1 at December 31, 2008 and 2007, respectively.

Note 3 - Related Party Transactions

The Partnership operates under an expense sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the years ended December 31, 2008 and 2007, the Partnership had reimbursed the Limited Partner $13,335,745 and $9,556,110, respectively, for these expenses. The Partnership, from time-to-time, borrows funds from the Limited Partner and at December 31, 2008 and 2007, had amounts due to the Limited Partner totaling $7,088,381 and $5,831,911, respectively, for allocated expenses that had not been reimbursed.

Note 4 - Partners' Capital

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions, and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the Partners pro rata in accordance with their respective partnership interests. Distributions totaled $12,906,406 and $4,313,087 for the years ended December 31, 2008 and 2007, respectively.

Note 5 - Commitments and Contingencies

The General Partner and the Partnership lease office space and telecommunications equipment under various operating lease agreements in connection with an expense sharing agreement. The Partnership's portion of rent expense under the expense sharing agreement for the years ended December 31, 2008 and 2007 was $437,304 and $364,636, respectively.

Note 5 - Commitments and Contingencies - (Continued)

The Partnership's portion of scheduled future maturities of noncancelable operating leases under the expense sharing agreement are approximately as follows for the years ending December 31:

2009	$	597,792
2010		608,703
2011		631,294
2012		553,557
2013		2,425,853
	$	4,817,199

ACCOMPANYING INFORMATION

CP COGENT SECURITIES, LP

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2008

NET CAPITAL		
Total partners' capital	$	4,761,259
Less nonallowable assets:		
Accounts receivable		2,813,562
Prepaid assets		5,281
Haircuts on securities		171,916
Net capital	$	1,770,500
AGGREGATE INDEBTEDNESS		
Total liabilities	$	7,142,381
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	476,397
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	476,397
Net capital in excess of required minimum	$	1,294,103
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	1,056,262
Ratio: Aggregate indebtedness to net capital		4.00 to 1
RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17 A-5 AS OF DECEMBER 31, 2008):		
Net capital, as reported in the Partnership's Part IIA (unaudited) FOCUS report	$	1,751,052
Adjustment to record change in expense allocation		19,448
Net capital per above	$	1,770,500

See accompanying independent auditors' report.

CP COGENT SECURITIES, LP

Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2008

Exemptive Provisions
The Partnership has claimed an exemption from Rule 15c3-3 under Section k(2)(i).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audits of the financial statements of CP Cogent Securities, LP (the Partnership), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion in the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Warff & Company, LLP

Certified Public Accountants
February 25, 2009
Dallas, Texas

CP COGENT SECURITIES, LP

Financial Statements
with
Independent Auditors' Report
and
Accompanying Information

December 31, 2008 and 2007

TravisWolff
Independent Advisors & Accountants

TravisWolff

Independent Advisors & Accountants

5580 LBJ Freeway Suite 400 Dallas, Texas 75240-6270 t 972.661.1843 f 972.490.4120 **traviswolff.com**

Known internationally as Moore Stephens Travis Wolff, LLP